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the absence of any material adverse event affecting MFS, its business or operations.

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Notably, in order for M-Flex stockholder approval to occur, WBL will need to vote its shares in favor of the Offer (or otherwise potentially abstain as described elsewhere in this Proxy Statement/Prospectus under the caption “Effect of WBL Participation on Stockholder Approval at the Special Meeting” on page 194). M-Flex is uncertain at this time as to whether WBL will vote for or against the Offer, given that its undertaking agreement to support the Offer has expired. M-Flex has been advised by WBL that it is seeking guidance from an investment bank in order to assist it in making its decision as to how to vote on the Offer. If these conditions are not satisfied or waived, as applicable, the Offer and the related transactions likely would be terminated.

In addition, M-Flex’s Special Committee has determined that if the Offer is presented to M-Flex’s stockholders and approved at the Special Meeting, M-Flex will not complete the Offer if WBL attempts to elect cash consideration. This determination was based on the Special Committee’s determination set forth below:

1.	The terms of the original Offer were predicated upon WBL accepting stock consideration, which WBL was required to do as a result of the undertaking agreement; cash consideration was never part of the original terms of the Offer. If WBL were to attempt to elect cash consideration due to the fact that its undertaking agreement has now expired, M-Flex would consider that election materially inconsistent with the terms of the Offer as originally constructed; and

2.	M-Flex would have no practicable ability at this time to fulfill the cash requirement necessary to complete the Offer if WBL elects cash consideration and could not service such debt even if it were made available to M-Flex. In such an event, the amount M-Flex would be required to borrow to complete the Offer could be as much as $521.2 million, depending on the level of acceptances by MFS minority shareholders and whether such accepting shareholders were to elect cash or stock consideration. The Special Committee previously had determined that requiring M-Flex to borrow approximately $237 million that would be required to complete the Offer if WBL were to elect stock consideration (and all other MFS shareholders were to elect cash consideration) could cause serious harm to M-Flex’s business, financial condition, results of operations and cash flows. However, if WBL were to elect cash consideration instead of stock consideration in the Offer, the situation would worsen materially. The Special Committee has determined that requiring M-Flex to incur the additional debt that would be required to pay WBL cash for its MFS shares (i) would be financially impracticable for M-Flex at this time and (ii) would be commercially unreasonable in that it will not allow M-Flex to continue to operate its business without risk of immediate insolvency.

Finally, in the event that prior to the printing and mailing of this Proxy Statement/Prospectus, WBL announces or otherwise advises M-Flex that it either (i) intends to vote against the Offer, or (ii) intends to vote for the Offer but to elect cash consideration, M-Flex will promptly thereafter notify the SIC that it does not intend to proceed to a stockholder vote, even if the other pre-conditions have been satisfied at such time. In such event, M-Flex would withdraw the Offer.

FOR REASONS SET FORTH ABOVE, THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS (WITH DR. LIM AND MR. TAN ABSTAINING) STRONGLY RECOMMEND THAT YOU VOTE “AGAINST” THE THREE-PART PROPOSAL SET FORTH BELOW:

•	to acquire all the issued ordinary shares of MFS in the Offer;